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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Investor Relations Contact

Hilel Kremer

Ehud Helft/Kenny Green

CFO

Gelbart Kahana International

Magic Software Enterprises Ltd.

1-866-704-6710

(972) 3.538.2994

Ehud@gk-biz.com

Hilelk@magicsoftware.com

Kenny@gk-biz.com

Magic Software Announces Third Quarter Results

OR YEHUDA, ISRAEL (November 10, 2005) - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter and nine-months ending September 30, 2005.

Third Quarter Results

Third quarter revenue reached $14.77 million, a 2% decrease from the $15.02 million achieved in the comparable quarter of 2004. License sales for the quarter reached $3.8 million, a 19% decrease from $4.7 million recorded in the same quarter in 2004. Application sales were $2.2 million, an increase of 69% from the $1.3 million achieved in the comparable 2004 quarter, and revenue from maintenance and support, at $3.6 million, increased 13% from $3.2 million achieved in the same period in 2004. Revenue from consulting and other services, at $5.2 million, decreased 10% from $5.8 million achieved in the comparable 2004 quarter.

Gross profit in the third quarter of 2005 reached $8.3 million, a decrease of 11% compared to $9.3 million recorded in the comparable quarter of 2004. Net loss for the third quarter was $1,619,000  (or ($0.05) per share) compared to a net profit of $746,000 (or $0.02 per share) in the third quarter of 2004.

Results of First Three Quarters

Total revenue reached $45.97 million, a decrease of 5% from $48.14 million achieved in the first three quarters of last year. License sales reached $13.1 million, a decrease of 17% from the $15.7 million achieved in the same period last year. Application revenue increased 31% over the same period last year, reaching $6.3 million. Maintenance and support revenue was $11.0 million, a 21% increase from the $9.1 million achieved in the comparable 2004 period. Revenue from consulting and other services totaled $15.6 million, a 16% decrease compared with the same period of last year.

Gross profit reached $26.5 million, a 10% decrease compared to the $29.5 million achieved in the comparable period of last year. Net loss totaled $2,617,000 (or ($0.08) per share), compared to a net income of $2,377,000 (or $0.08 per share) in the first 9 months of 2004.

In the third quarter of 2005, Europe accounted for 36% of total revenue, while North America, Japan and rest of the world accounted for 35%, 17% and 12%, respectively. In the first three quarters of 2005, Europe accounted for 38% of total revenue, while North America, Japan and the rest of the world accounted for 33%, 18% and 11% respectively.

“During the quarter, we have continued to prioritize building our channels and developing business opportunities that we believe will deliver strong results in the mid-term, such as penetrating and expanding into the Global SAP partner community, and partnering with complementary technology partners,” commented David Assia, Chairman and acting CEO of Magic Software. “This longer term vision requires us to reallocate sales resources, and this has had a negative short-term impact on our direct sales.”

“Recent accomplishments indicate that we are now approaching a turning point. We have had continued endorsements from major industry analysts regarding our technology and have also won some major new blue chip customers. In addition, we have increased the quality and the number of partners reselling iBOLT and integrating our technology into their solutions,” noted Assia.

Accomplishments

The following highlights were announced, or have occurred since Magic Software Enterprises' last earnings statement:

We have signed a number of significant iBOLT partnerships:

•

Huadi Computer Co., Ltd one of the leaders of the Information industry in China has signed a 5-year agreement under which Huadi will provide solutions using the iBOLT integration platform.

•

WM Data, one of Norway's leading system integrators, signed an agreement in which they will employ Magic's iBOLT business integration suite for its integration projects.

•

The Information Management Group (IMG), an international Business Architecture Consultancy using SAP oriented technology employing more than 500 mySAP consultants, 30 SAP Business One consultants and holders of four SAP Quality Awards, signed a global partnership agreement to use iBOLT in their integration projects.

•

Magic along with COC N-Tuition AG, have developed iBOLT Remedy, an integration platform for Remedy's Action Request System for automating Service Management business processes.

•

Magic has signed additional agreements for iBOLT in Germany with a top-tier system integrator and also with one of the leading financial institutions

iBOLT was recently been positioned as a leading integration-centric BPM Provider in Forrester’s  recent “Trends 2006 report” alongside IBM, Microsoft, BEA Systems and Sun Microsystems. At the recent Gartner Middle East summit, Magic and iBOLT were singled out as the leading Israeli-based vendor in the EAI/BPM space.

In addition to these partnerships, a number of customers have demonstrated a continuing reaffirmation of Magic as a strategic technology. Some of the iBOLT deals and implementations reported in this quarter include:

•

Secom Techno Service, a Japanese leader in the security system construction management solutions field, has chosen Magic's iBOLT Integration Suite to enhance its Service Oriented Architecture (SOA).

•

Visa Cal one of the leading Israeli Visa Credit Card Operators, has completed its implementation of Magic's iBOLT Business Integration platform.

•

Menzies Distribution has implemented iBOLT to help with its Real Time Logistics.

•

Danish Ministry of Economic and Business Affairs is using iBOLT for its online portal.

Business Development Highlights:

The W4 partnership signed last quarter has already yielded new business in France, which was concluded in the third quarter. This short sales cycle is due to the enhancement of the human workflow dimension to our BPM and Composite Applications offering with iBOLT, and to the broader market reach that such partnerships provide.

Management Changes:

This quarter has seen significant enhancement in our iBOLT infrastructure. In particular, a new Corporate VP position in charge of iBOLT was created, with the appointment of Amit Ben-Zvi. Amit previously served as CEO of WizCom Technologies, a publicly traded company (listed on the Deutsche Bourse) specializing in text recognition pen products.  Mr. Ben-Zvi was central in successfully implementing the company's revenue growth and strategic turnover plan.  Amit holds a bachelor's degree in accounting and an LLB law degree, from Tel-Aviv University.

Hilel Kremer, Vice President of Finance and CFO, will be leaving Magic as of December 1st 2005, to pursue other career opportunities. A search for a new CFO has begun and the Company expects to make an announcement in due course.

Ziv Zviel (CPA , MBA), the Company’s corporate controller for the past four years, will be promoted to Vice President of Finance, and will assume all the Finance responsibilities. Ziv’s deep involvement in all of the Company’s financial functions will enable a very smooth transition.

Conference Call

Magic Software will host a conference call today, Thursday, November 10th, 2005. The conference call will begin at 11am EST, 4pm GMT, or 6pm in Israel, to discuss the Company’s third quarter financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 866 229 7198

From Canada: 1 866 485 2399

From Israel: 03 918 0609

All others: +972 3 918 0609

Callers should reference the Magic Software third quarter earnings conference call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets
(US Dollars in Thousands)

	September 30, 2005 (Unaudited)	December 31, 2004
Assets
Current assets
Cash and cash equivalents	$8,874	$7,580
Short term deposits	300	-
Short term marketable securities	4,289	5,223
	13,463	12,803
Accounts receivables
Trade receivables	16,087	20,543
Other receivables and prepaid expenses	4,083	3,432
Inventory	632	433
Total current assets	34,265	37,211

Severance pay fund	2,064	2,033
Long term deposits	887	587
Investments in affiliated companies	251	179
Fixed assets, net	6,953	7,540
Goodwill	20,968	21,684
Other assets, net	11,115	11,051
Total assets	$76,503	$80,285

Liabilities
Current liabilities
Short-term bank debt	$3,642	$2,223
Trade payables	2,377	2,920
Accrued expenses and other liabilities	12,952	12,216
Total current liabilities	18,971	17,359

Long-term loans	92	94
Accrued severance pay	2,435	2,455
Minority interests	518	830

Shareholders' equity
Share capital	828	827
Capital surplus	104,751	106,297
Treasury stock	(6,773)	(5,875)
Accumulated deficit	(44,319)	(41,702)
Total shareholders' equity	54,487	59,547
Total liabilities and shareholders’ equity	$76,503	$80,285

Unaudited Consolidated Statement of Operations
(US Dollars in Thousands)

	Three Months ended September 30,		Nine Months ended September 30,
	2005	2004	2005	2004
Revenues
Software sales	$3,798	$4,713	$13,076	$15,654
Applications	2,196	1,317	6,297	4,759
Maintenance and Support	3,607	3,213	11,010	9,078
Consultancy & Other services	5,167	5,772	15,590	18,645
Total Revenues	$14,768	$15,015	$45,973	$48,136

Cost of Revenues
Software sales	$1,042	*$955	$3,076	*$3,025
Applications	1,145	*355	2,804	*1,668
Maintenance and Support	585	698	2,198	2,393
Consultancy & Other services	3,729	3,704	11,346	11,547
Total Cost of Revenues	$6,501	$5,712	19,424	18,633

Gross Profit	$8,267	$9,303	$26,549	$29,503

Research & development, net	826	736	2,833	2,810
Sales, marketing, and general & administrative expenses	8,164	7,224	24,953	22,628
Depreciation	418	431	1,306	1,365
Operating Income (loss)	($1,141)	$912	($2,543)	$2,700

Financial income (expenses), net	(254)	44	(620)	(112)
Other income	-	-	1,169	-
Income (loss) before taxes	(1,395)	956	(1,994)	2,588
Taxes on income	217	67	503	67
Income (loss) before minority interests	(1,612)	889	(2,497)	2,521
Minority interests in income of subsidiaries	28	126	192	217
Equity gain (loss)	21	(17)	72	73
Net income (loss)	($1,619)	$746	($2,617)	$2,377

Basic Earnings (loss) per Share	($0.05)	$0.02	($0.08)	$0.08
Diluted Earnings (loss) per Share	($0.05)	$0.02	($0.08)	$0.07
Basic Weighted Avg. Shares Outstanding (000)	30,989	31,172	31,098	30,976
Diluted Weighted Avg. Shares Outstanding (000)	30,989	32,030	31,098	32,502

*Reclassified

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: November 10, 2005